Exhibit 99.1

Bristol Investment Partners LLC

BY OVERNIGHT MAIL AND FACSIMILE

June 13, 2012

Board of Directors
Jaguar Mining Inc.
122 North Main Street
Concord, NH 03301

Dear Members of the Board:

Bristol Investment Partners LLC (“Bristol” or “we”) is the largest shareholder of Jaguar Mining, Inc. (“Jaguar” or the “Company”), holding sole voting and dispositive power over 7,285,706 Jaguar common shares, or roughly 8.63% of the common shares outstanding.  We are writing to inform you of our intention to withhold 100% of our share votes against the reelection of Gary German, Gil Clausen and John Andrews to the Board of Directors (the “Board”) at Jaguar’s Annual General Meeting scheduled to be held on
June 29, 2012.

Given the extremely disappointing results achieved by Messrs.’ German, Clausen and Andrews (the “Lead Directors”) in their dual capacities as sole members of the Special Committee (reviewing strategic corporate alternatives) and sole members of the Office of the Chairman (overseeing Jaguar’s ongoing operations), Bristol expects withheld votes for these three directors to exceed votes supporting their reelection to the Board by a wide margin.

Fortunately, Jaguar shareholders will finally be afforded a platform for voicing unequivocal dissatisfaction with the Lead Directors’ disastrous strategic review and consequent destruction of shareholder value.  Specifically, we note that the election of the Company’s slate of directors at the upcoming Annual General Meeting must be approved by a majority of the votes cast by shareholders.  We further note that according to the June 8, 2012 Management Information Circular, “it is the policy of the Board that in an uncontested election of directors, any nominee who receives a greater number of votes ‘WITHHELD’ than votes ‘FOR’ will tender a resignation to the Chairman of the Board promptly following the Meeting.”   The Management Information Circular further provides that the Corporate Governance Committee will consider the offer of resignation and will be expected to recommend that the Board accept the resignation.

Bristol, as Jaguar’s largest shareholder, cautions the Board against any action which might circumvent the clear will of shareholders and shareholders’ democracy in the event withheld votes for Messrs.’ German, Clausen and Andrews exceed votes cast for their reelection to the Board.  Should shareholders demonstrate clear dissatisfaction with the performance of Messrs.’ German, Clausen and Andrews, Bristol urges the Board to accept their resignations immediately, and work closely with significant shareholders to identify suitable replacements.

According to Institutional Shareholder Services’ 2012 Canadian Proxy Voting Guidelines, the following principle applies when determining votes on director nominees:

Board Responsiveness: In addition to facilitating constructive shareholder engagement, boards of directors should be responsive to the wishes of shareholders as indicated by majority supported shareholder proposals or lack of majority support for management proposals including election of directors.

Bristol will withhold votes for Messrs.’ German, Clausen and Andrews (the “Lead Directors”) for six primary reasons:

1.)	Bristol believes the strategic review recently conducted by the Lead Directors was characterized by exceedingly poor decision-making and gross failures of judgment.

A forensic investigator is not required to grasp the colossal misjudgments of the Lead Directors throughout their strategic review.  A simple reading of the transcript of Jaguar’s May 8, 2012 strategic-review conference call (the “Transcript”) is sufficiently self-impeaching.

In the Transcript, Mr. Clausen states,

Jaguar was effectively put into play last November by a media leak of a change of control proposal from the Shandong Gold Group.  Immediately following the leak, the board formed a Special Committee and we commenced the strategic review process.

The “change of control proposal” to which Mr. Clausen refers was an all-cash bid of US$9.30 per Jaguar common share from Shandong Gold Group (“Shandong”), a prominent, well-capitalized Chinese gold-mining company.  When press reports disclosed the bid on the morning of November 16, 2011, the bid price represented a 73%-premium to the US$5.39 closing price of Jaguar common shares on November 15, 2011.

Bristol believes the remarkable admission by Mr. Clausen that the Board initiated a strategic review not when the Shandong proposal was originally received, but only when the proposal was leaked, establishes serious concerns about true motivations and credibility of the Lead Directors from the very outset of their strategic review.  What motivations could possibly lead a Board to sequester from shareholders a 73%-premium change of control proposal?

Mr. Clausen admits in the Transcript that Shandong was one of several “best friend” companies selected by Jaguar to serve as potential white knights should a hostile bid emerge for Jaguar.  Mr. Clausen fails to disclose, however, what sort of non-disclosure and standstill agreements the “best friend” companies were compelled to execute in order to block them from launching their own unsolicited bids for Jaguar.

Bristol suspects Shandong’s proposal was leaked to the market by an interested party who was frustrated that Jaguar’s Board refused to acknowledge Shandong’s 73%-premium proposal.  Bristol believes the Lead Directors were biased against Shandong’s unsolicited change of control proposal from the very outset, in light of Shandong’s previous role as a potential white knight.  By Mr. Clausen’s own admission in the Transcript, “We are extremely frustrated that the company was put in play in November through the leak from unidentified sources after the Shandong proposal was made.”

Bristol believes the Lead Directors had a fiduciary obligation to engage Shandong with maximum urgency in a focused and unbiased exploration of Shandong’s 73%-premium proposal, regardless of prior agreements or understandings, and regardless of the Lead Directors’ personal preferences.

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In the Transcript, Mr. Clausen states,

When the Shandong proposal was made last November, the board determined that it was really not in the best interest of the company and its shareholders to accept that proposal.  And the reason was the proposal was really highly conditional in favor of Shandong and required us to go exclusive with them.  Had we signed it, it would have been binding on Jaguar and would have precluded our ability to test the Shandong price with any other buyers…So around the same time that we received the Shandong proposal, we had received expressions of interest or proposals from two other mining companies that were part of this best friend strategy.  This interest from those operations is a key reason why our board concluded in mid-November that it would not be in the best interest of the company or shareholders to get bound into a highly conditional deal, and exclusive one with Shandong without exploring whether there was a better deal out there.

The Lead Directors suggest it would have been a disservice to shareholders to grant exclusivity to Shandong.  Bristol views this decision in exactly the reverse light.  To have had in hand what was apparently a written proposal (“had we signed it”), at a 73%-premium to Jaguar’s then current share price, and elect not to move forward because of less tangible expressions of interest from other parties amounted to an ill-advised and reckless gamble by the Lead Directors.  This gamble backfired completely, inflicting enormous damage on Jaguar shareholders.

Bristol finds it inconceivable that fiduciaries would imperil in any manner a 73%-premium bid with the reasoning that a better bid might be negotiated.  Bristol believes it was the absolute duty of Lead Directors to assess the fairness of Shandong’s offer on its own merits, not to pass judgment on the methods by which it was presented to the board or the public.  Bristol believes such self-consumed action by fiduciaries amounts to gross breach of their obligation to shareholders.

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Bristol believes a particularly egregious aspect of behavior of the Lead Directors throughout their strategic review was complete lack of urgency.  This persistent lack of urgency directly exposed Jaguar shareholders to the deteriorating backdrop for gold shares in the first half of 2012.  This should never have happened.

Bristol’s direct interaction with the Lead Directors revealed a pattern of defiant and stubborn inertia.  In a telephone conversation with Gary German on December 7, 2011, Bristol inquired why the Board had not yet issued a public statement about details of the Shandong bid reported in the press some three weeks prior.  Mr. German responded, “There was no bid.”  When Bristol inquired whether details of the strategic review would be forthcoming in the near future, Mr. German responded, “We are not going to be rushed.  After all, it’s almost Christmas, and nothing happens in December.”

Bristol’s due-diligence has recently discovered that the Lead Directors paid themselves on an hourly basis throughout their drawn-out, six-month strategic review.  Bristol estimates total payments to the Lead Directors during the past six months, for their services on the Special Committee and Office of the Chairman, exceeded $750,000.  These payments give great context to Mr. Clausen’s words in the Transcript,

The process was extensive…throughout the process, the special committee had held 17 formal meetings and had many, frequently daily, teleconferences and informal discussions.

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Bristol views the erratic and unsophisticated behavior of the Lead Directors’ during the desperate days of late-April 2012 as a final indictment of their suitability to serve as Jaguar corporate stewards.  In the Transcript, Mr. Clausen states,

When we read media reports on April 12 that Shandong remained interested, we sent a letter to the Chairman of Shandong the next morning, to their Canadian legal counsel, expressing our interest to meet with Shandong within 10 days to explore a transaction…On April 18, we provided Shandong, through our intermediary, a draft letter of intent in a form of exclusivity agreement under which Jaguar would’ve entered into exclusive discussions with Shandong.”

By rebuffing Shandong’s good faith proposal in November, on the grounds granting exclusivity would have been “irresponsible for our Board,” Lead Directors effectively embarrassed Shandong principals.  To reach out to Shandong, five months after spurning Shandong’s 73%-premium proposal, with a 10-day ultimatum proposing the same exclusivity previously denied, strikes Bristol as amateurish behavior.  For the Lead Directors to admit readily that these actions were only undertaken, “When we read media reports on April 12 that Shandong remained interested,” is nothing less than stunning.  It would be difficult to overstate how unprofessional this action must have appeared to Shandong.  Even rudimentary knowledge of Asian business principles suggests the behavior of the Lead Directors in April 2012 was insulting to the same Shandong principals the Lead Directors had embarrassed in December 2011.

The oft-repeated suggestion by Messrs.’ Clausen and German during their May 8, 2012 conference call that Shandong was unresponsive to the repeated entreaties of the Lead Directors totally skews the fact that the Lead Directors’ entreaties came many months after the Lead Directors had spurned Shandong’s own repeated attempts to engage the Board in exclusive discussions.  Bristol finds this sort of mischaracterization highly impeaching of the character and credibility of the Lead Directors.

2.)	Bristol believes serious conflicts of interest impugn the abilities of the Lead Directors to serve as fiduciaries for Jaguar shareholders.

In a 13-D filed December 20, 2011, Bristol outlined perceived conflicts of the Lead Directors in considerable detail.  During the past six months, performance of the Lead Directors has only served to amplify Bristol’s previously voiced concerns that the interests of the Board are not fully aligned with the best interests of all Jaguar shareholders.

By way of example, the Lead Directors maintain negligible vested interest in Jaguar through outright ownership of Jaguar common shares, yet grant themselves considerable ongoing remuneration in the form of fees, retainers, options, deferred share units (DSU’s), share appreciation rights (SAR’s), and cliff share appreciation rights (Cliff SAR’s).

Bristol is especially concerned about a class of Cliff SAR’s issued to Jaguar Directors in December 2010 entitling directors to “a payment if a change of control occurs at an offer price of US$10 per Share or more.”  Jaguar’s June 8, 2012 Management Information Circular includes on page 25 the following table, outlining “the aggregate payment each director would receive if there were a change of control at a purchase price less than US$10 per Share, at US$10 per Share and at US $12 per Share.”

	DSUs/SARs Held on December 8, 2010		Purchase Price per Share			DSUs if Cliff
Director	DSUs	SARs(3)	Less than US$10	US$10	US$12	SARs Expire
Andrew C. Burns	36,696	28,350	0	384,576	514,668	10,981
Gilmour Clausen	36,696	28,350	0	384,576	514,668	10,981
William E. Dow(1)	37,749	28,350	0	402,438	534,636	11,024
Gary E. German	73,391	56,700	0	769,141	1,029,323	21,962
Anthony F. Griffiths	36,696	28,350	0	384,576	514,668	10,981
John Andrews(2)	N/A	N/A	N/A	N/A	N/A	N/A
Total	221,228	170,100	0	2,325,307	3,107,963	65,929

In black and white terms, this class of Cliff SAR’s would pay Jaguar Directors nothing for a change of control transaction at a purchase price below US$10.00, but millions of dollars for a transaction at US$10.00 or higher.  Clearly, the interests of Lead Directors were substantially misaligned with the interests of shareholders as the Lead Directors assessed the US$9.30 change of control proposal from Shandong.

3.)	Bristol believes the Lead Directors have demonstrated substantial disregard for the concerns of significant Jaguar shareholders.

In a Schedule 13-D filed on December 20, 2011, Bristol outlined significant concerns pertaining to actions undertaken by the Board in response to press reports of a then 73%-premium, all-cash US$9.30 bid for Jaguar by Shandong.

Bristol has never received a formal response from Jaguar’s Board of Directors or its representatives addressing the series of serious concerns expressed in its 13-D filing.

On April 20, 2012, Bristol submitted a private letter to the Board (attached herewith) expressing dissatisfaction with the Board’s lack of responsiveness to Bristol’s stated concerns, and demanding an update on the Special Committee’s strategic review process by April 27, 2012.  A Jaguar representative promised Bristol a written response by April 27, then asked for an extension to May 2, and subsequently an extension to May 8.

Bristol has never received a formal response from Jaguar’s Board of Directors or its representatives addressing Bristol’s April 2012 private letter.

Bristol believes the Lead Directors’ disregard for written concerns from a significant shareholder is reflective of the defiant attitude displayed by Lead Directors throughout their strategic review.

4.)
Bristol holds the Lead Directors fully accountable for any and all operational miscues during their full tenure as Jaguar Directors and especially during their recent tenure as sole members of the Office of the Chairman.

Bristol finds it distasteful that the Lead Directors are attempting to distance themselves from Jaguar’s operational miscues in 2010 and 2011.  In the Transcript, Mr. Clausen states,

However, during the first three quarters of 2011, the board became increasingly dissatisfied with the pace of the necessary operational improvements…In the third and fourth quarters of 2011, the board had growing dissatisfaction which ultimately led to much more direct and intensive board supervision and management.

Bristol observes Mr. German has served as Chairman of Jaguar’s Board of Directors since September 26, 2003, and Mr. Clausen has served as a Lead Director on Jaguar’s Board since May 12, 2005.  Messrs.’ German and Clausen should be held completely accountable for any and all of Jaguar’s operational miscues occurring under their watch, including those that occurred in 2010 and 2011.

More recently, Bristol believes the performance of the Lead Directors in the Office of the Chairman has been as equally devastating to their credibility as has been their performance on the Special Committee.  Once again, Chairman German’s own words are sufficiently self-impeaching.

In a January 31, 2012 press release, Mr. German stated,

We are pleased with the results of the turnaround program that we initiated in the fourth quarter of 2010.  The record production we achieved this year is a clear indication that we are making solid progress towards predictable production and ultimately lower costs at our mines.  The turnaround effort is largely complete at Turmalina and Caete.  Our efforts will be fully focused on Paciencia for the next several quarters as changes in equipment and increased definition drilling will allow for greater selectivity and reduced mining dilution.

Yet, in a May 14, 2012 press release, Mr. German offered a starkly incongruous assessment,

We were clearly dissatisfied with our operations in the first quarter, especially at Paciencia where production has continued well below plan.  This operation has now been placed on temporary care and maintenance and this will immediately result in improvements in our average cash cost per ounce of gold produced.  We are moving aggressively forward with the implementation of our restructuring and turnaround plan which we expect to have a positive impact on our cash generation.

It is difficult to square Mr. German’s virtually diametric assessments of Jaguar’s operational status, issued some three months apart.  Bristol attributes Mr. German’s overly optimistic January comments to a campaign Mr. German conducted in January in conversations with Bristol and other significant Jaguar shareholders in which he suggested repeatedly that Jaguar’s operational challenges had been largely corrected, and, therefore, it might make sense to delay a change of control to secure a higher price at a future juncture.  Clearly, Mr. German’s January assessment was remarkably uninformed.

Bristol finds the recent decision by the Lead Directors to put Jaguar’s Paciencia mine on care and maintenance very troubling.  Bristol is concerned that the Lead Directors have so sufficiently isolated Jaguar’s interests from counterparties in the marketplace that they will now resort to dismantling Jaguar’s asset-base to address Jaguar’s capital constraints.

Bristol believes strongly the Jaguar asset base and operational platform in Brazil should be preserved and recapitalized to maximize shareholder value.  Bristol’s substantial due diligence suggests the Lead Directors have become a direct impediment to this process.

5.)
Bristol believes the greatest current depressant on Jaguar’s share price is marketplace consensus that the Lead Directors are unsuitable to address Jaguar’s current operational and financing challenges.

During the past six months, the investment community has directed a growing drumbeat of withering criticism toward Jaguar’s corporate governance.  Cormark analyst Richard Grey portrayed Jaguar’s strategic review in graphic terms, “The entire process has become somewhat of a joke.”

Bristol’s substantial due diligence suggests strong interest remains in the marketplace for Jaguar’s assets and operational platform in Brazil.  Bristol believes this interest accrues from both financial and strategic buyers.  Unfortunately, the Lead Directors have fostered a hostile environment of poison pills and standstill agreements which has effectively hamstrung the abilities of interested buyers to share their proposals directly or indirectly with shareholders.  Bristol believes that the compelled resignations of the Lead Directors and resultant dissolution of the “standstill” culture they had fostered will catalyze an immediate resurgence in recapitalization proposals from interested parties with the sophistication and financial strength to revitalize the Jaguar platform.

As a continuous owner of Jaguar common shares since June 2009, Bristol maintains great enthusiasm for the value of Jaguar’s assets and operational platform in Brazil.  Bristol holds particularly high expectations for the value creation inherent in successful development of the Gurupi asset.  Nonetheless, Bristol shares prominent market concerns that the decisions of the Lead Directors during the past six months have only increased the urgency of Jaguar’s operational and financial challenges.  Bristol believes that strong shareholder support behind a “withhold” vote against the Lead Directors and their subsequent resignations will provide the marketplace precisely the type of encouragement necessary to rekindle Jaguar’s open and fair dialogue with interested parties.

6.)
As Jaguar’s largest shareholder, Bristol emphatically embraces the opportunity to prevent the Lead Directors from receiving the required “majority” vote at Jaguar’s Annual General Meeting on June 29, 2012.

A particularly troubling aspect of the behavior of the Lead Directors during the past six months has been their consistent message that their opinions are somehow more valuable than those of shareholders.  The clear message has been, “We know better.”

The decision not to address the Shandong bid until it was leaked to the media, the lack of urgency in addressing the Shandong bid in December 2011, the gamble to spurn the Shandong bid to test other interests, and the defiant lack of communication by the Board in its drawn out strategic review, all support the profile of a group of self-important stewards intent on maintaining absolute control of events at every level, and denying shareholder participation in determination of Jaguar’s ultimate destiny.  The Lead Directors’ adoption of a poison pill and refusal to void standstill agreements are ugly reflections of their true attitudes toward shareholder rights.

In their May 8, 2012 conference call, Messrs.’ German and Clausen place blame for the disappointing outcome of the Lead Directors’ strategic review everywhere and on everyone but themselves.  In Jaguar press releases during the past six months, Mr. German has increasingly bandied the term “turnaround” as some sort of redemptive misdirection from the undeniable fact that 100% of Jaguar’s current challenges have developed under his leadership.

In short, as Board members with 16 years of collective experience, and sole members of the Special Committee and Office of the Chairman, Messrs.’ German, Clausen and Andrews are entirely responsible for the precipitous destruction of shareholder value at Jaguar.

It is time for the Lead Directors to be held accountable and accept responsibility for their own actions.

At Jaguar’s Annual General Meeting on June 29, 2012, shareholders will finally be granted the opportunity to voice clear and unequivocal opinions of the stewardship of Messrs.’ German, Clausen and Andrews.

We strongly caution the Board against any actions to postpone or delay the Annual General Meeting or any actions that would otherwise frustrate the clear will of Jaguar shareholders. We reserve all rights in connection therewith.

Very Truly Yours,

/s/ William J. Reik III

William J. Reik III

Managing Member
Bristol Investment Partners LLC

LETTER TO JAGUAR BOARD, DATED APRIL 20, 2012

Bristol Investment Partners LLC

April 20, 2012

Members of the Board of Directors
Jaguar Mining Inc.
125 North State Street
Concord, NH 03301

Via Facsimile, Federal Express and Electronic Mail

Dear Members of the Jaguar Mining Board of Directors:

On December 20, 2011, Bristol Investment Partners, LLC ("Bristol" or "we") filed a Schedule 13D outlining serious concerns regarding, among other things, events surrounding a reported offer by Shandong Gold Group to acquire Jaguar Mining, Inc. ("Jaguar" or the "Company") for $9.30 in cash, a then-73% market-premium, as well as certain conflicts of interest among directors overseeing the Company's strategic review of this and other potential bids.

Through yesterday, no Jaguar Board member or Company representative had offered substantive response to our stated concerns.

Bristol has been a significant and continuous shareholder of Jaguar since June 2009, and maintains a current stake in excess of 9% of Jaguar's outstanding shares. Therefore, we find the Board's apparent disregard for our stated concerns extremely disconcerting. Further, we view this disregard as increasingly emblematic of a generally defiant and unresponsive posture adopted by Jaguar's Board, Special Committee and Office of the Chairman throughout the past four months.

Members of the Special Committee have conveyed to Bristol on more than one occasion that Board "advisors" have counseled against a policy of full transparency and open information flow in public communications because "providing information only creates expectations for more information."

To be clear, based on Shandong's reported interest in acquiring the Company at a significant premium, our expectations remain that the Company is working towards a negotiated third-party transaction securing full and fair value for shareholders. While the Board may not be *required* to provide transparency and updates concerning this strategic review process, Board members are certainly required to fulfill their lawful fiduciary duties to shareholders. We are writing today to express grave concern that Board members have substantially breached their fiduciary obligations.

Since opening trade when reports of Shandong interest surfaced November 16, 2011, Jaguar's market capitalization has collapsed from $690 million to $269 million, an evaporation of $421 million in equity market-cap. During the past six months, a growing drumbeat of withering criticism has targeted Jaguar corporate governance. Cormark analyst Richard Gray recently portrayed Jaguar's ongoing strategic review in graphic terms, "The entire process has become somewhat of a joke." In very recent days, pervasive silence from Jaguar's Board as the shares set progressive 52-week lows, all in context of never-addressed press reports of a $9.30 all-cash bid, has catalyzed a self-reinforcing tailspin of perceived Board credibility.

Given the April 12 public acknowledgment by Shandong spokesman Lu Hai Tao that Shandong maintains interest in its Jaguar "proposal," no justification remains for the Special Committee's oft-repeated contention that no "official bid" ever existed from Shandong. The Board's failure to provide even rudimentary disclosure about the sequence of events to which Lu Hai Tao's April 12 comments refer has served as the final straw in our eroding faith in the Board's integrity to shareholders.

Along these lines, should satisfactory conclusion of the Board's strategic-review process fail to materialize by noon EST on Friday April 27, Bristol will not hesitate to enforce our rights as shareholders to seek Board representation and/or take any and all actions we deem appropriate to hold current Board members accountable. It remains our sincere preference, however, that such actions prove unnecessary.

Regretfully submitted,

William J. Reik III

Managing Member
Bristol Investment Partners LLC